July 2, 2007


Mail-Stop 4561


Mr. Lee A. Brady
President and Chief Executive Officer
LaPorte Bancorp, Inc.
710 Indiana Avenue
LaPorte, Indiana 45350


Re:	LaPorte Bancorp, Inc.
	Form S-1
	Filed June 5, 2007
	File No. 333-143526


Dear Mr. Brady:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Savings Plan for Employees
The Stock Offering
Securities Offered, page i
1. Revise to disclose the source of funds for the purchase by the Plan, the repayment terms as well as any interest payable on the funds.


Performance History, page 6
2. Revise to add a preamble to the table and briefly discuss the material terms of the common stock option, e.g., what market will it trade in, it has no current market, the annual return on equity and return on assets for the last three years.

Holding Company Prospectus cover page
3. Revise the heading to also include a second line for the issuance of 961,967 to City Savings holders.
4. Revise to add a paragraph immediately preceding the paragraph starting with "Keefe Bruyette" and briefly discuss the approximate amount of cash proceeds that will be used to purchase City saving shares and cash out its benefit plans.

Summary
Acquisition of City Savings Financial, page 7
5. Revise to briefly discuss the approximate cash amount to be used in the purchase, the percentage of LaPorte Bancorp shares that will be held by former holders of City shares, and what will happen to City`s benefit plans, including the ESOP. If a significant amount of cash will be used for anything other than the direct purchase of City shares from unaffiliated holders, so describe.
6. Supplementally provide the staff with any materials (Boardbooks), including financial projections, that were exchanged by or between Laporte and City Savings (or any party to the merger and/or acquisition).

Reasons for the Offering, page 12
7. Revise the second bullet to disclose whether or not there are any plans, arrangements, and/or understandings to acquire any other entities or acquire or build any branches.

Benefits of the Offering to Management, page 12
8. Revise to add a subsection for benefits to City Savings` officers and directors.

Each Share of City Savings Financial..., page 19
9. Revise to disclose the approximate percentage ownership interest former holders of City Savings common stock will hold in the new
LaPorte resulting from the stock exchange.


MD&A
Deposits, page 76
10. With a view towards additional disclosure, advise the staff if any of the deposits are "brokered deposits".

Treatment of City Savings Financial Stock Options, page 179
11. Revise to disclose the aggregate payment, i.e., the number of options times 34 less the aggregate exercise prices.

Treatment of Stock Options, page 181
12. Revise to also disclose the total number of options to be cashed out and the aggregate payment.

Material Income Tax Consequences, page 211
13. Revise to also summarize the tax opinion for the merger. In this regard, we note the discussion is in the proxy for City Savings holders, however, the staff believes it should also be included in the prospectus.

Pro Forma Data, page 38
14. Please revise to reconcile the cash adjustment of $11,976,000 on page 42 with the purchase price of $19,600,000 on page 38.
15. We note the various assumptions on pages 38-39. Please revise to discuss the likelihood of material changes to the expected purchase price from these factors such as certain variable expenses you refer to in this context.
16. You state the cost of purchasing options is $591,000, on page
43.
However, the number of City Savings options acquired (39,016) multiplied by the average exercise price of options ($18.84) equals
$735,061. Please revise to reconcile these amounts in this disclosure and elsewhere in the pro forma data, as needed.
17. Please revise to disclose the total number of shares used to compute the per share data presented in the Pro Forma Statements of
Income, in accordance with paragraph Article 11-02(b)(7) of Regulation S-X.

Additional Pro Forma Data, page 65
18. Please tell us how you derived the amounts reported as "Historical combined, net of effect of purchase accounting" and "Pro forma impact of funding the merger with City Savings Financial, net of tax." Revise the presentations and other ancillary information as needed.

Critical Accounting Policies, page 74
19. We note your disclosure stating the allowance consists of general
and specific components and is determined based on "past loan loss experience, the nature and volume of the portfolio,...economic
conditions, and other factors."   With a view toward enhanced
disclosure, please revise to discuss:
* how you determine each element of the allowance;
* which loans are evaluated individually and which loans are evaluated as a group;
* your review of individual loans in the various categories of your portfolio and how you analyze them;
* how you determine both the allocated and unallocated portions of the allowance for loan losses; and
* and what self-correcting mechanism you use to reduce differences between estimated and actual observed losses.

Nonperforming Assets, page 103
20. Please include a discussion of the nature of restructured commercial loans in your textual portion of this section. We note their relative significance to total nonperforming loans and their apparent presence in your Guide III table since 2005. Describe any unique features or other characteristics that would enhance a reader`s understanding of this nonperforming loan component.

Management`s Discussion and Analysis, page 137
21. You state "total nonperforming loans to total loans increased from 3.1% at June 30, 2005 to 3.3% at June 30, 2006" in the last paragraph on page 142 . In the table on page 159 you report nonperforming loans to total loans for such periods as 3.29% and 4.01%. Please reconcile these differences and revise the document as necessary. Clearly explain in your revisions the nonperforming loan components included or excluded in these calculations.

Financial Statements, page F-2
22. Please note the updating requirements for the financial statements and related disclosures pursuant to Rule 3-12 of Regulation S-X.

Note 2 - Securities, page F-14
23. We note your transfer of $2,330,664 securities from held to maturity to available for sale in 2005. Please disclose the type of securities that were transferred. Revise to provide all of the disclosures required by paragraph 22 of SFAS 115. This disclosure should include a robust explanation of the circumstances leading to the decision to transfer the securities. Also, please reconcile the amount of unrealized gain or loss recorded for the transfer with the amounts reported in the table in Note 14.
24. We note the unrealized losses on your investments. Please revise to provide the disclosures required by paragraph 21b of EITF 03-1.

Note 3 - Loans, page F-18
25. Please revise to include the disclosures required by paragraph 20c of SFAS 114 for the fiscal year ending December 31, 2004.
Additionally, please explain to us why the interest income and cash basis interest income recognized on impaired loans is "not considered material to [the] presentation" on page F-18.

Financial Statements, page F-32
26. We note you have not included a statement of operations or cash flows for the nine-months ending March 31, 2006. Please revise to include such statements in accordance with Item 302(b) of Regulation
S-X.
27. Your June 30, 2004 statement of operations reports $3,393,275 in net interest income after provision for loan losses. This appears to be a typographical error as the amount should be $4,476,340. Please revise the statement of operations accordingly.

Merger proxy
Questions and Answers, page 1
28. Revise the last Q&A on page 3 to make the question, "Do I have dissenters` rights and how do I perfect them?" In this regard, briefly explain what actions holders must make or not make and, if notice is to be provided, include a name and address. Finally, add a cross-reference to a more complete discussion elsewhere in the proxy.

The Merger
Background of the Merger, page 22
29. Revise the fourth full paragraph on page 23 to disclose the offering terms of the other potential acquiror.

30. Revise the first three paragraphs on page 24 to briefly discuss the changes made to the draft agreements.

Exhibit 5
31. Revise and refile to disclose the number of shares being opined upon.

Exhibit 8
32. Revise to delete the first sentence of the last paragraph.

Exhibit 23
33. Provide a current consent of the independent accountant in any amendment.


      *			*			*			*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	The accounting staff are reviewing the accounting responses and may have additional comments based upon their review. Any questions regarding the accounting comments may be directed to Babette
Cooper
at (202) 551-3396 or John Nolan at (202) 551-3492.  All other questions may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3491.



							Sincerely,


							Todd Schiffman
					Assistant Director
							Financial Services Group



CC:	Kip A. Weissman, Esq.
	Luse Gorman Pomerenk & Schick P.C.
	5335 Wisconsin Avenue N.W., Suite 400
	Washington, DC 20015
	Phone (202) 274-2000
	Facsimile (202) 362-2902





Mr. Lee A. Brady
LaPorte Bancorp, Inc.
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